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                          August 28, 2023

       Richard Danforth
       Chief Executive Officer
       Genasys Inc.
       16262 West Bernardo Drive
       San Diego, California 92127

                                                        Re: Genasys Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed August 23,
2023
                                                            File No. 333-274161

       Dear Richard Danforth:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Erin
Donahue at 202-551-6063 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing
       cc:                                              Joshua Little